SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

UNIFORÊT INC.

(Name of applicant)

8000 Langelier Blvd., Suite 506
Saint-Léonard, Province of Québec, Canada H1P 3K2

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE
TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT

9% Senior Notes “A” due March 15, 2009 Senior Convertible Notes “B” due September 15, 2008	CDN$60,000,000 CDN$40,000,000

Approximate date of proposed public offering: On the implementation date of the Plan referred to herein, which will be approximately August 8, 2003.

Name and address of agent for service:	With copies to:

Puglisi & Associates 850 Library Avenue, Suite 204 P.O. Box 885 Newark, Delaware 19715	Serge Mercier
Vice-President, Finance and
Administration
Uniforêt Inc.
8000 Langelier Blvd., Suite 506
Saint-Léonard, Québec
Canada H1P 3K2
and
Howard A. Kenny, Esq.
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

EXPLANATORY NOTE

This Amendment No. 2 is being filed only to add new Exhibits T3D.3, T3E.9 and T3E.10.

     Contents of Application for Qualification.

     This application for qualification comprises:

     (a)  Pages numbered 1 through 5, consecutively.

     (b)  The following exhibits:

*T3A	Articles of Uniforêt Inc.

*T3B	By-laws of Uniforêt Inc.

*T3C.1	Form of Indenture among Uniforêt Inc., the Guarantors named therein and The Bank of New York (as successor trustee to United States Trust Company of New York), as trustee, relating to the 9% Senior Notes “A” due March 15, 2009.

*T3C.2	Form of Indenture among Uniforêt Inc., the Guarantors named therein and The Bank of New York (as successor trustee to United States Trust Company of New York), as trustee, relating to the Senior Convertible Notes “B” due September 15, 2008.

*T3D.1	Initial Order of the Superior Court of the Province of Québec sitting in and for the District of Montréal (the “Court”) dated April 17, 2001.

*T3D.2	Final Order of the Court.

+T3D.3	Judgment of Court of Appeal dismissing motion for leave to appeal Final Order.

*T3E.1	Second Amended Plan of Compromise and Arrangement dated May 6, 2003.

*T3E.2	Report of the Court-appointed Monitor on the state of the debtors’ financial affairs and the Plan of Compromise and Arrangement for the purpose of the Class 2 – US Noteholders Meeting dated October 28, 2002.

*T3E.3	Notice of Class 2 – US Noteholders Meeting dated October 28, 2002.

*T3E.4	Letter to US Noteholders dated October 28, 2002 from the Court-appointed Monitor.

*T3E.5	Voting Letter.

*T3E.6	Proof of Claim Form and related Information Sheet.

*T3E.7	Proxy Form.

*T3E.8	Notice of Uniforêt’s Motion for Final Judgement.

+T3E.9	Press Release dated June 6, 2003 announcing that a Group of Noteholders were seeking leave to appeal Final Order of the Court.

+T3E.10	Press Release dated July 25, 2003 announcing judgment of the Court of Appeal dismissing the motion for leave to appeal Final Order.

*T3F	Cross-reference sheet (Included as part of Exhibit T3C.1 and T3C.2)

+	Filed herewith.

*	Previously filed.

SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Uniforêt Inc., a company organized and existing under the laws of Canada, has duly caused this Amendment No. 2 to Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saint-Léonard, and the Province of Québec, Canada, on the 29th day of July, 2003.

UNIFORÊT INC.

By: /s/ Serge Mercier Name: Serge Mercier Title: Vice-President, Finance and Administration

Attest:	/s/ Carmen Leclerc Name: Carmen Leclerc

EXHIBIT INDEX

Document

*T3A	Articles of Uniforêt Inc.

*T3B	By-laws of Uniforêt Inc.

*T3C.1	Form of Indenture among Uniforêt Inc., the Guarantors named therein and The Bank of New York (as successor trustee to United States Trust Company of New York), as trustee, relating to the 9% Senior Notes “A” due March 15, 2009.

*T3C.2	Form of Indenture among Uniforêt Inc., the Guarantors named therein and The Bank of New York (as successor trustee to United States Trust Company of New York), as trustee, relating to the Senior Convertible Notes “B” due September 15, 2008.

*T3D.1	Initial Order of the Superior Court of the Province of Québec sitting in and for the District of Montréal (the “Court”) dated April 17, 2001.

*T3D.2	Final Order of the Court.

+T3D.3	Judgment of Court of Appeal dismissing motion for leave to appeal Final Order.

*T3E.1	Second Amended Plan of Compromise and Arrangement dated May 6, 2003.

*T3E.2	Report of the Court-appointed Monitor on the state of the debtors’ financial affairs and the Plan of Compromise and Arrangement for the purpose of the Class 2 – US Noteholders Meeting dated October 28, 2002.

*T3E.3	Notice of Class 2 – US Noteholders Meeting dated October 28, 2002.

*T3E.4	Letter to US Noteholders dated October 28, 2002 from the Court-appointed Monitor.

*T3E.5	Voting Letter.

*T3E.6	Proof of Claim Form and related Information Sheet.

*T3E.7	Proxy Form.

*T3E.8	Notice of Uniforêt’s Motion for Final Judgement.

+T3E.9	Press Release dated June 6, 2003 announcing that a Group of Noteholders were seeking leave to appeal Final Order of the Court.

+T3E.10	Press Release dated July 25, 2003 announcing judgment of the Court of Appeal dismissing the motion for leave to appeal Final Order.

*T3F	Cross-reference sheet (Included as part of Exhibit T3C.1 and T3C.2).

+	Filed herewith.

*	Previously filed.